KPMG LLP	Telephone	617 988 1000
99 High Street	Fax	617 507 8321
Boston, MA 02110-2371	Internet	www.us.kpmg.com

January 19, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Boulder Total Return Fund, Inc. and, under the date of January 13, 2006, we reported on the financial statements of Boulder Total Return Fund, Inc. as of and for the years ended November 30, 2005 and 2004. On July 24, 2006, our appointment as principal accountants was terminated. We have read Boulder Total Return Fund, Inc.’s statements included under Sub-item 77K of Form N-SAR dated January 19, 2006, and we agree with such statements.

Very truly yours,

/s/KPMG LLP

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.